Exhibit 1

ASX

Release

Level 18, 275 Kent Street

Sydney, NSW, 2000

22 July 2021

APPOINTMENT OF AUDETTE EXEL AO TO THE WESTPAC BOARD

Westpac Banking Corporation has today announced the appointment of Audette Exel AO as an independent Non-executive Director with effect from 1 September 2021. Ms Exel will become a member of the Board Risk Committee and the Board Technology Committee following her appointment.

Ms Exel has more than 35 years’ experience in the global financial services markets as a senior executive, a non-executive director and as a social entrepreneur. Ms Exel is the founder and Chair of Adara Group, a social enterprise and international non-government organisation focused on improving health and education for women, children and communities living in extreme poverty. She has received many Australian and international awards and recognition for her business leadership and philanthropy, including an honorary Order of Australia for service to humanity.

Ms Exel was previously a Non-executive Director of Suncorp Group Limited, Managing Director of BSX-listed Bermuda Commercial Bank, Chair of the Bermuda Stock Exchange, Director of Steamship Mutual and a Director of Bermuda’s central financial services regulator. She began her career as a lawyer specialising in international finance.

Westpac Chairman, John McFarlane said, “We are delighted to welcome Audette to the Board. Audette’s extensive business leadership experience, entrepreneurship and deep contribution to philanthropy will bring new insights to the Board and complement Westpac’s purpose of helping Australians and New Zealanders succeed.”

Ms Exel said “I am honoured to join the Board of Australia’s oldest company. Westpac is hugely important to the lives of so many Australians and New Zealanders, and has played an important role in the economic and social fabric of those countries. I very much look forward to becoming part of the Westpac Group and to working with John and the Board.”

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.